SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 4, 2002

ILOG S.A.

9 Rue De Verdun BP 85
94253 Gentilly, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N.A.

ILOG S.A.

FORM 6-K

The Company announced the nomination of Thomas Weatherford as a Director in a press release dated November 4, 2002. Such press release is attached as EXHIBIT 99.1 hereto and is incorporated by reference herein.

The Company is disseminating to shareholders a Notice of Shareholder meetings to be held on December 17, 2002. Materials sent to ADS holders are attached as EXHIBIT 99.2 hereto and are incorporated by reference herein.

EXHIBIT INDEX

Exhibit 99.1	Press release, dated November 4, 2002, regarding the nomination of Thomas Weatherford as a Director.

Exhibit 99.2	Shareholder materials for an Ordinary General Meeting and an Extraordinary General Meeting of Shareholders of ILOG S.A., to be held on December 17, 2002, including:

(i)       Notice to ADS Holders of an Ordinary and Extraordinary General Meeting of Shareholders;
(ii)      Proxy Statement for Annual Meeting of Shareholders;
(iii)     Management Report of the Board of Directors;
(iv)     Special Report of the Board of Directors;
(v)      Resolutions Proposed by the Board of Directors;
(vi)     Request for Documents and Information; and
(vii)    Voting cards for JPMorgan Chase Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/S/ ROGER D. FRIEDBERGER

Roger D. Friedberger Chief Financial Officer

Date: November 4, 2002